October 9, 2014

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig Wilson, Sr. Assistant Chief Accountant

Re: Form 10-K for the Fiscal Year Ended December 31, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2014

Filed February 27, 2014 and August 7, respectively

File No. 000-25131

Dear Mr. Wilson:

Blucora, Inc. (the "Company") hereby advises the staff of the Securities and Exchange Commission (the "Staff") that the Company has received the Staff's letter dated September 18, 2014 (the "Comment Letter"), regarding the Staff's review of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2013 and its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2014. Our responses to each comment are provided below. For the Staff's convenience, the comment from the Comment Letter is restated in bold italics prior to our response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Search Services Revenue Recognition, page 71

  We note your response to our prior comment 6 stating that the credit risk associated with your Search Customers is extremely low and not considered a key indicator in assessing the primary obligor. That said, as previously requested, supplementally clarify whether the company is obligated to pay distribution partners for paid search results, content and information directed to their web properties in the event that a Search Customer does not pay the company.

  Response: Our agreements with our search distribution partners provide that we pay them a percentage of revenue that we collect from our Search Customers, and thus we do not believe we are obligated to pay distribution partners for paid search results, content and information directed to their web properties in the event that a Search Customer does not pay us. We will revise our disclosure in future filings to make this obligation more clear.

  Form 10-Q for the quarter ended June 30, 2014

  Segment Revenue, Operating Income

  Search and Content, page 22

  We note your response to our prior comment 8 stating that you "do not believe that the issue with the technology changes is reasonably likely to materially impact future operations and liquidity." We further note disclosure on page 23 of the filing that states that that "Search and Content segment results for the second quarter of 2014 are representative of the expected results going forward." Given that search and content revenues decreased 16% for the quarter ended June 30, 2014, further explain how you determined that the company's future operations and liquidity were not materially effected. In addition, given that a portion of the decline in Q2 was also impacted by the changes to the mobile advertising offering as a result of the Google agreement, and suspended or limited access to services for certain distribution partners due to normal monitoring of their policy and compliance requirements, quantify each of the three factors effecting the total search and content decline and tell us your consideration to provide quantification of each in future filings to provide investors with greater insight into the nature and impact on your business. See Item 303 of Regulation S-K.

  Response: After we began implementing the technology change during the quarter ended March 31, 2014 (the "First Quarter") at the request of our Search Customers, we determined that this change was negatively impacting Search revenues. In our Form 10-Q for the First Quarter, we disclosed that this technology change was one of several factors that had negatively impacted our Search business in the First Quarter and that we expected it to continue to negatively impact our Search business in future periods. This issue was also present for a period during the beginning of the quarter ended June 30, 2014 ("the Second Quarter"), and so it did have a negative effect on our results for the Second Quarter - and as noted by the Staff, it was one of the factors we disclosed that drove the 16% search and content revenue decrease in the Second Quarter. However, we had substantially addressed this issue by the end of the Second Quarter, and as such, we do not believe that the technology issue will have further significant impacts on future operations or liquidity.

  While we do not believe that the technology issue will have a significant impact on our Search and Content revenues beyond the Second Quarter, we also do not believe that our Search and Content revenues will improve. The other factors as disclosed in our Second Quarter Form 10-Q, and not the technology change, will be the significant factors that continue to drive lower Search and Content revenues that are consistent with the search and content revenues realized in the Second Quarter.

  Our ability to specifically quantify the impact of any specific factor on our Search and Content business is limited due to the nature of that business. As an intermediary between our Search Customers and our distribution partners, we only have partial visibility into the actions of both the Search Customer and the distribution partners, and in many cases we cannot know specifically why our results from distribution partners increased or decreased unless they share that information with us. In addition, each distribution partner acts independently based on its own individual business model and incentives, and a change that impacts one partner significantly may not impact other partners to the same degree or at all. Because there are so many independent variables in the online search, content, and advertising market, and because change is constant in this market, we do not have the ability to quantify how any one change impacts our partners. The factors that we identified coincided with the Search and Content revenue declines realized in the First and Second Quarter, which leads us to reasonably conclude that the decline in revenue would not have occurred, or would have been significantly smaller, had these factors not occurred.

  We note that Google accounted for 88% of search and content revenues in fiscal 2013 and 79% in the quarter ended June 30, 2014. In light of your disclosure on page 23 referenced in comment 2 above, tell us whether your Q2 percentage is expected to remain consistent with Q2 and your consideration to provide an enhanced discussion of the risk associated with this decline in your search services risk factor on page 45.

Response: We expect the percentage of overall search services revenue provided by Google to continue to be lower for the remainder of fiscal 2014 than it was in fiscal 2013. This decline in percentage is driven by the decline in the revenue provided by Google, due in part to the volatility factors discussed in our Form 10-Qs for the First Quarter and Second Quarter. The Company has disclosed the risks to potential revenue declines from Google, including specific discussions of the many possible reasons for that decline, in risk factors on pages 45, 46, 47, 48, and 49 of the Company's Second Quarter Form 10-Q and we believe those risk factors are comprehensive.

Although Google's percentage of our revenue has varied over the course of recent periods due to volatility in this business, Google continues to provide a much more significant source of revenue than any other Search Customer and will likely continue to do so.

In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (425) 201-6100 with any questions or comments regarding this letter.

Respectfully Submitted,

BLUCORA, INC.

___________________

Eric Emans

Chief Financial Officer